January 9, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Formula Systems (1985) Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 Form 20-F”)
Filed March 18, 2011
File No. 000-29442

Dear Ms. Collins:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated December 22, 2011 (the “Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.  Please note that all references to page numbers in the responses below refer to the page numbers of the 2010 Form 20-F, as previously filed with the Commission.

As this response letter is being submitted via “Correspondence”, we would greatly appreciate it if the Staff could kindly review our responses set forth in this letter and indicate to us whether our responses adequately address the concerns raised by the Staff in the Comment Letter.  As noted in various places in this response letter, we intend to supplement the disclosure in future filings of our annual reports (and other filings with the Commission) in order to incorporate specific enhanced disclosures suggested by the Staff in the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.
We note the proposed revised disclosures provided in your response to prior comments 2, 3, 4, 9, 11 and 13 that you intend to include in future filings on Form 20-F.  Tell us your consideration to provide this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F.  To the extent that you believe an amendment is not necessary, then please explain further the basis for your conclusions.

We respectfully acknowledge the Staff's comment.  In response thereto and with a view towards providing investors with enhanced disclosures on an expedited basis as much as practicable while also considering our schedule for preparation of the Company’s Annual Report on Form 20-F for the 2011 fiscal year (the “2011 Form 20-F”), we note that we currently intend to file the 2011 Form 20-F during March 2012 and therefore respectfully request that we be given the opportunity to provide the enhanced disclosures in that filing in keeping with that expedited time frame in lieu of providing them in a separate amendment to the 2010 Form 20-F.

Item 18. Financial Statements

Note 13. Commitments and Contingencies

e. Legal Proceedings, page F-47

2.
The proposed revised disclosure provided in your response to prior comment 11 describes the company’s policy with regards to accounting and disclosures for reasonably possible losses.  However, it remains unclear whether reasonably possible losses have been incurred with regards to your other pending litigations and/or [text apparently inadvertently omitted from Comment Letter].  In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please further revise your disclosure to include an estimate of such loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made.  In addition, similar revisions should be made to your disclosures as it relates to your lawsuit described in paragraph 3 of your response to prior comment 9.  In your response, please provide us with your proposed disclosure for Note 13(e) to address this comment and include the changes described in your response to prior comments 9 and 11.

We respectfully acknowledge the Staff’s comment.  When we filed the 2010 Form 20-F, we estimated that for all matters referenced in paragraph (e)(4) of Note 13 to our consolidated financial statements included in the 2010 Form 20-F (i.e., the legal proceedings for which our aggregate provision has not been material), there was no reasonable possibility that material losses exceeding amounts already recognized may have been incurred.  Based on the procedures that we follow (as described in our previous response letter), for each of the first three quarters of 2011, we did not experience any material change in that assessment that warranted our updating that disclosure in the Reports on Form 6-K that we furnished to report our financial results for each of those three quarters.  We will reassess once again prior to our Report on Form 6-K that reports our financial results for the fourth quarter of 2011 and will update the amounts recognized in respect of those other legal proceedings accordingly and will disclose in the notes to our consolidated financial statements that will appear in the 2011 Form 20-F (as described in our proposed disclosures further below) whether there is a reasonable possibility that material losses exceeding amounts recognized may be incurred in respect of those proceedings.

With respect to the arbitration described in paragraph 3 of our response to prior comment 9, as we indicated in our response to prior comment 9 (in the third paragraph below the aforementioned paragraph 3), we could not estimate as of the filing of the 2010 Form 20-F reasonable possible loss beyond amounts already recognized, given the uncertainties that we described in our response to prior comment 9 (specifically, the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding damages).  We will reassess whether the possibility of those additional losses exists (or whether we are still unable to estimate those additional losses) prior to the filing of our 2011 Form 20-F and will describe the results of such updated assessment in the notes to our consolidated financial statements that will appear therein (as included in our proposed disclosures further below).

In furtherance of our above assessments and as requested by the Staff, we propose to include the following disclosures in Note 13(e) (or the other relevant note describing legal proceedings) to our consolidated financial statements in the 2011 Form 20-F in order to address comment 2 in the Comment Letter, as well as prior comments 9 and 11:

•
We will describe the three proceedings that were highlighted in Note 13(e) of our consolidated financial statements (i.e., the three primary, material proceedings) and any other material legal proceedings and will update the procedural status of each (as described in our response to prior comment 9).  At the conclusion of the description of each such proceeding, we will add one of the following, alternative disclosures (as appropriate):

(a)
In accordance with the procedures described below, the Company has assessed whether there is a reasonable possibility that it may incur losses in respect of this legal proceeding beyond amounts that it has already recognized.  The Company has concluded as of the current time that there is such a reasonable possibility, and has estimated that the reasonably possible loss [is an amount of $__________] [falls within a range of $________ to $________] [is an immaterial amount] (as appropriate).

(b)
The Company has followed the procedures described below in attempting to determine whether there is a reasonable possibility that it may incur losses in respect of this legal proceeding beyond amounts that it has already recognized.  However, due [in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages (in the case of the proceeding described in paragraph 3 of Note 13(e))] [to other relevant factors preventing estimate of liability, in the case of other proceedings], the Company is unable to estimate any such additional losses at the current time.

•
As indicated in our response to prior comment 11, we will provide the following description of ordinary course legal proceedings (i.e., those proceedings described in paragraph 4 of Note 13(e) to the 2010 consolidated financial statements) and the procedure that we follow in accruing liabilities in respect thereof and in estimating possible additional losses therefrom in the future:

From time to time, the Company and/or its subsidiaries are subject to additional legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company currently intends to vigorously defend the above claims, and it generally intends to vigorously defend any other legal claims to which it is subject.  While for most litigation, the outcome is difficult to determine, to the extent that there is a reasonable possibility that the losses to which the Company may be subject could exceed the amounts (if any) that it has already accrued, the Company attempts to estimate such additional loss, if reasonably possible, and disclose it (or, if it is an immaterial amount, indicate accordingly).  If any such additional loss is not possible to estimate, the Company will describe why. The aggregate provision that the Company has recorded for all other legal proceedings (other than the particular material proceedings described above) is [not material] [$________].

•
At the conclusion of the above description of ordinary course legal proceedings and the procedures followed for accruing related liabilities and estimating reasonably possible additional losses, we will add one of the following statements (depending upon the conclusion reached by our management in its assessment prior to the filing of the 2011 Form 20-F):

(a)
In accordance with the procedures described above, the Company estimates as of the current time that there is no reasonable possibility that it will incur material losses exceeding amounts already recognized in respect of its ordinary course legal, administrative and regulatory proceedings.

(b)
In accordance with the procedures described above, the Company estimates as of the current time that there is a reasonable possibility that it will incur [approximately $__________] [between $__________ and $__________] of additional losses exceeding amounts already recognized in respect of its ordinary course legal, administrative and regulatory proceedings.

(c)
The Company has followed the above-described procedures in attempting to determine whether there is a reasonable possibility that it may incur additional losses (beyond amounts that it has already recognized) in respect of its ordinary course legal, administrative and regulatory proceedings.  However, due to [insert description of relevant factors preventing estimate of liability], the Company is unable to estimate any such additional losses at the current time.

We acknowledge to the Commission that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the 2010 Form 20-F filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 20-F filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely, /s/ Guy Bernstein Guy Bernstein Chief Executive Officer Formula Systems (1985) Ltd.

cc:
Melissa Feider
Daniel Leslie, Staff Attorney
Mark P. Shuman, Legal Branch Chief
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva & Leshem Brandwein)